UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 6-26-03

03059597

August 11, 2003

John A. Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/11/2003

Re: Microsoft Corporation
Incoming letter dated June 26, 2003

Dear Mr. Seethoff:

This is in response to your letter dated June 26, 2003 concerning the shareholder proposal submitted to Microsoft by Sheila K. Kippley. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Sheila K. Kippley
2911 Werk Road
Cincinnati, OH 45211-7018

789019

One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
• http://www.microsoft.com/

Microsoft®

June 26, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Microsoft Corporation
Shareholder Proposal Submitted by Sheila K. Kippley

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed are six copies of (1) this letter and (2) the proposal and statement in support thereof (the "Proposal") received by Microsoft Corporation (the "Company") on May 28, 2003 from Sheila K. Kippley (the "Proponent") for inclusion in the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2003 annual meeting of shareholders. This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set for the Company's reasons for the intended omission.

Microsoft requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if Microsoft omits the Proposal from its Proxy Materials.

Microsoft has concluded that the Proposal properly may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7). The specific reasons why the Company deems omission proper and the legal support for that conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14A-8(I)(7) AS IT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal requests that the Company "refrain from making charitable contributions." Although the Proposal appears facially neutral, its supporting statement makes clear that the proposed ban on charitable contributions is actually directed toward a particular kind of charitable contribution, namely, contributions to organizations that support abortions. Historically, the Division has found that facially neutral proposals that were in effect directed toward specific kinds of charitable giving were excludable pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business.

Statements in the supporting statement include the following:

- ...abortion rights advocates often use the word choice, without mentioning what the choice is all about, that is, abortion.
- Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions.
- Other charities, often times involved in research for cures of disease, may advocate cloning or the destruction of human embryos for research purposes.
- The importance of individual choice is perhaps exceeded only by the importance of the life of each individual.

These statements make clear the Proponent's true intention - to force the Company to eliminate contributions to Planned Parenthood and organizations that support abortions. On the whole, it is clear that the Proponent is concerned not about charitable contributions generally, but rather only those contributions to organizations that are disfavored by the Proponent. The true goal is the elimination of charitable contributions to groups that support abortion rights.

Given the true intent of the Proposal, the Company believes that the Proponent's objective is to target specific types of charitable contributions. Accordingly, the Proposal falls within the scope of the no-action letters issued by the Division that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. See, e.g., Bank of America Corporation (January 24, 2003) (facially neutral proposal to refrain from making any charitable contributions)); Lucent Technologies (October 3, 2002) (facially neutral proposal to refrain from making charitable contributions to organizations that violate their industries' code of ethics); American Home Products Corporation (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); Schering-Plough Corporation (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); The Walt Disney Company (November 10, 1997) (facially neutral proposal that the company refrain from making any charitable contributions); and Colgate-Palmolive Company (February 10, 1997) (proposal requesting that the company make no charitable contributions to organizations that perform abortions).

In Bank of America, a facially neutral proposal requested that the company "refrain from making charitable contributions" The Division concurred that, notwithstanding the facially neutral language of the Proposal, it was directed toward charitable contributions to specific types of organizations and could, therefore, be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. Statements in the preamble and supporting statement for this proposal included, among others, the following statements:

- "Whereas, the company has given money to groups involved in abortion...;"
- "Whereas, our company is being boycotted by Life Decisions International and mutual funds like Timothy Plan and the Ave Maria Catholic Values Fund...;" and
- "In fact, some of the money has gone to Planned Parenthood, a group that was responsible for almost two hundred thousand abortions in the United States last year."

The proposal in Bank of America, like the others discussed above, using the same tactic employed by the Proponent, was an attempt to veil a proposal aimed at a specific type of charitable contribution with a facially neutral proposal. Finding this proposal to be related to "charitable contributions directed to specific types of organizations," the Division concurred that it could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7). In reaching this decision, the Division went beyond the face of the proposal in order to recognize the proponent's and the proposal's true objective.

In American Home Products, a facially neutral proposal requested that the board "form a committee to study the impact [that] charitable contributions have on the business of the company." The Division concurred that, notwithstanding the facially neutral language of the Proposal, it was directed toward charitable contributions to a specific type of organization (abortion related organizations) and could, therefore, be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. Similar to the Proposal, the preamble to the American Home Products proposal included, among others, the following statements:

- "Whereas, some charitable groups are involved in controversial activities like abortion[;]"
- "Whereas, Planned Parenthood is the (sic) charitable organization and the single largest provider of abortions in the United States[;]" and
- "Whereas, our company or its affiliated foundation, (sic) has given money to Planned Parenthood and other charities."

The proposal in American Home Products, using the same tactic employed by the Proponent, was an attempt to veil a proposal aimed at a specific type of charitable contribution with a facially neutral proposal. Finding this proposal to be related to "charitable contributions directed to specific types of organizations," the Division concurred that it could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7). Once again, the Division went beyond the face of the proposal in order to recognize the proponent's and the proposal's true objective.

In Schering-Plough, a facially neutral proposal requested that the company "form a committee to study the impact [that] charitable contributions have on the business of the company and its share value." The company argued that the proposal, along with its supporting statement, were "clearly designed to involve the [c]ompany in the issue of abortion." The Division concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations). In Walt Disney, a facially neutral proposal requested that the company "refrain from making any charitable contributions." However, when read in combination with the proposal's supporting statement, it was clear that the proposal was directed at contributions to organizations advocating homosexual causes. Looking behind the face of the proposal in order to recognize the proponent's and the proposal's true objective, as was done in Bank of America, American Home Products and Schering-Plough, the Division concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the Company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations).

As the Bank of America, American Home Products, Schering-Plough and Walt Disney no-action letters evidence, the Division historically has looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and, therefore, were excluded pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7) as relating to ordinary business. The Company believes that the facially neutral Proposal is clearly directed to specific types of charitable contributions, namely those to organizations that support abortions, just as the facially neutral proposals in letters cited above were actually directed toward particular kinds of charitable contributions.

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions regarding the foregoing, please contact the undersigned at (425) 705-5744 or David Menz of Microsoft at (425) 705-8250. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

We appreciate your attention to this request.

Sincerely,

MICROSOFT CORPORATION



By ______________________
John A. Seethoff
Assistant Secretary

Enclosures

cc: Sheila K. Kippley

Sheila K. Kippley
2911 Werk Road
Cincinnati, Ohio 45211-7018

May 26, 2003

Deputy General Counsel
Finance & Operations
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052

Dear Sir/ Madam:

I am the owner of 400 shares of Microsoft Corporation. I have owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution:

Resolved: The shareholders request the company to refrain from making direct charitable contributions. If the company wishes, it could pay a dividend and send a note to shareholders suggesting they contribute it to their favorite charity.

Supporting Statement

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Nobel prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Chose. By making charitable contributions at the corporate level, we have usurped the right and duty of individuals to support their favorite charities. We may, also, be forcing thousands of people to finance causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, that is, abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate cloning or the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point. Today, many charities are involved in activities that are divisive and not universally supported. Microsoft employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural beliefs of so many people. Rather than compel our stakeholders to support potentially controversial charitable groups, we should refrain from giving their money away for them. Let each person choose. The importance of individual choice is perhaps exceeded only by the importance of the life of each individual.

Sincerely,



Sheila K. Kippley

Thomas Strobhar Investments
Suite 820
211 S. Main Street
Dayton, OH 45402

May 27, 2003

To Whom It May Concern:

Sheila Kippley has owned 400 shares of Microsoft Corporation for over one year.

Sincerely,



Thomas Strobhar

Phone: (937) 226-1300, (888)438-0800 Fax: (937) 226-1338
tstrobhar@sbcglobal.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated June 26, 2003

The proposal requests that company refrain from making direct charitable contributions.

We are unable to concur in your view that Microsoft may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Grace K. Lee
Attorney-Advisor